

Tedrick Wright, MBA(HA) · 3rd

Strategic Sales Manager at Stryker

Carrollton, Texas, United States · 500+ connections ·

Contact info

 **Stryker**

Baylor University - Hankamer School of

Experience

 **Stryker**
9 yrs 11 mos

 **Strategic Sales Manager**
Mar 2019 – Present · 1 yr 9 mos
Dallas, Texas

Marketing & Connectivity Solutions (Sales Engineering) Manager
Jan 2016 – Present · 4 yrs 11 mos

Stryker Corporation is one of the world's leading medical technology companies with the most broadly based range of products in orthopaedics and a significant presence in other medical specialties. Stryker develops, manufactures and markets specialty surgical and medical products such as patient care and handling equipment, orthopaedic implants, traum **...see mor**

 **Marketing Manager**
Jan 2015 – Present · 5 yrs 11 mos

Stryker Corporation is one of the world's leading medical technology companies with the most broadly based range of products in orthopaedics and a significant presence in other medical specialties. Stryker develops, manufactures and markets specialty surgical and medical products such as patient care and handling equip



Sr. Sales Engineer
Jan 2011 – Jan 2015 · 4 yrs 1 mo

Stryker Corporation is one of the world's leading r
broadly based range of products in orthopaedics
specialties. Stryker develops, manufactures and n
products such as patient care and handling equip



Merge Healthcare
7 mos



2nd Level Support Analyst
Jul 2010 – Jan 2011 · 7 mos

Merge is a leading provider of innovative enterpris
systems that seek to advance healthcare. Merge's
image intensive specialties provide access to any
provides clinical trials software with end-to-end s



Regional Customer Relations Specialist
Jul 2010 – Jan 2011 · 7 mos

Merge is a leading provider of innovative enterpris
systems that seek to advance healthcare. Merge's
image intensive specialties provide access to any
provides clinical trials software with end-to-end s



Stryker Imaging
3 yrs 4 mos



Regional Customer Relations Specialist
Aug 2007 – Jul 2010 · 3 yrs

Stryker Corporation is one of the world's leading medical technology companies with the most
broadly based range of products in orthopaedics and a significant presence in other medical
specialties. Stryker develops, manufactures and markets specialty surgical and medical
products such as patient care and handling equipment, orthopaedic implants, traum ...**see mor**



Technical Support Supervisor
Apr 2008 – Aug 2009 · 1 yr 5 mos

Stryker Corporation is one of the world's leading medical technology companies with the most
broadly based range of products in orthopaedics and a significant presence in other medical
specialties. Stryker develops, manufactures and markets specialty surgical and medical
products such as patient care and handling equipment, orthopaedic implants, traum ...**see mor**

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Assistant Store Manager





Starbucks
Feb 2006 – Apr 2007 · 1 yr 3 mos
Dallas/Fort Worth Area

By bringing people together over coffee, Starbuck
and best-loved companies. We purchase, roast ar
Italian-style espresso beverages, cold blended be
selected compact discs through our retail stores.

Assistant Business Director
Cheeratorium L.L.C.
Jun 2005 – Feb 2006 · 9 mos

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Education

Baylor University - Hankamer School of Bu
Executive MBA (Healthcare Administration Specia
Management, Healthcare
2015 – 2017

University of Phoenix
Bachelor of Science (B.S.), Information Technolog

University of Phoenix
Associates of Arts in Information Technology, Cor
Telecommunications

Show 3 more education

Skills & endorsements

Medical Devices · 99+

Endorsed by **Brad Batte and 12 others who are highly skilled at this**

Endorsed by **97 of Tedrick's colleagues a Stryker**

Sales · 79

Endorsed by **Queenie Braxton, who is highly**

skilled at this



Sales Operations · 56

Endorsed by **Kory B. and 3 others who are highly skilled at this**

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